December 15, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ryan Houseal Barbara C. Jacobs

Re:
Document Security Systems, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-3
Filed October 26, 2010
File No. 333-166357
Form 10-Q Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 1-32146

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced registration statement (the “Filing”), which was included in your letter dated November 17, 2010 (the “Staff Letter”).

In this letter, we have indicated our response to each of your comments. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our” or “us” mean Document Security Systems, Inc.

Amendment No. 2 to Registration Statement on Form S-3

     Risk Factors,

“We have material weaknesses in our control over financial reporting structure, which until remedied, may cause errors in our financials” page 11

1.           We reissue prior comment 1 in part and ask that you please revise your document to discuss when you anticipate remediating the material weakness in your internal control over financial reporting.  You should also discuss when material weakness in your internal control first began.   As noted before, please ensure that similar disclosure is included in your Exchange Act reports.  In this regard, we are unable to locate any such disclosure in your Form 10-Q for quarter September 30, 2010.

RESPONSE:

We will incorporate these elements into the discussion of our material weakness Risk Factors, including the expected time of remediation in future Exchange Act Reports.

Form 10-Q Fiscal Quarter Ended September 30, 2010

Item 6.  Exhibits

     2.                      We refer to prior comment 4 and note that you continue to replace the word “report” with “quarterly report” in paragraphs 2 and 3 of the certifications required by Exchange Act Rule 13a-14(a).  As such, we reissue prior comment 4 and ask that you confirm that in subsequent filings, the word “report” in these paragraphs will not be preceded or modified by the period to which the certification pertains.

RESPONSE:

We will exclude the word “quarterly” or other reference to the period to which the certification pertains from paragraphs 2 and 3 of the certification required under Exchange Act Rule 13a-14(a) in future Exchange Act Reports.

Thank you for your assistance in this matter.  Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White
Chief Executive Officer

/s/ Philip Jones
Philip Jones
Chief Financial Officer